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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 5 3271

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2006** AND ENDING **December 31, 2006**

(MM/DD/YY)   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
MedVest Capital

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17360 – 73rd Place North

(No. and Street)

Maple Grove   **Minnesota**   **55311**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas Eayrs   **763-773-9797**

(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C.

(Name - *if individual, state last, first, middle name*)

222 South 9th Street, Suite 1700   **Minneapolis**   **MN**   **55402**

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED

MAR 09 2007

~~THOMSON FINANCIAL~~

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240. 17a-5(e) (2).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, Douglas Eayrs, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MedVest Capital as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c-3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditing report on internal accounting controls.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MEDVEST CAPITAL

FINANCIAL STATEMENTS

Years Ended December 31, 2006 and 2005



Mayer Hoffman McCann P.C.

An Independent CPA Firm

1700 Campbell Mithun Tower
222 South Ninth Street
Minneapolis, MN 55402
phone: 612-339-7811
fax: 612-339-9845
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors

MEDVEST CAPITAL

We have audited the statements of financial condition of MedVest Capital as of December 31, 2006 and 2005 and the related statements of operations, changes in members' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5(g) under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of MedVest Capital as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Mayer Hoffman McCann P.C.

Minneapolis, Minnesota
February 19, 2007

MEDVEST CAPITAL

STATEMENTS OF FINANCIAL CONDITION

December 31, 2006 and 2005

	2006	2005
ASSETS		
ASSETS		
Cash	$ 8,235	$ 17,349
Accounts receivable	1,500	-
Prepaid expenses	2,492	2,293
Property and equipment, net of accumulated depreciation	799	1,235
TOTAL ASSETS	$ 13,026	$ 20,877
LIABILITIES		
LIABILITIES		
Accounts payable and accrued expenses	$ 326	$ 226
TOTAL LIABILITIES	326	226
OWNERS' EQUITY		
TOTAL OWNERS' EQUITY	12,700	20,651
TOTAL LIABILITIES AND OWNERS' EQUITY	$ 13,026	$ 20,877

See Notes to Financial Statements

MEDVEST CAPITAL

STATEMENTS OF OPERATIONS

Years Ended December 31, 2006 and 2005

	2006	2005
REVENUES		
Consulting fees	$ 15,000	$ 78,500
Reimbursed expenses	525	-
Retainer fee	19,500	-
TOTAL REVENUES	35,025	78,500
OPERATING EXPENSES		
Insurance	369	122
Regulatory fees	2,635	1,991
Rent	6,000	6,000
Travel and entertainment	5,361	1,147
Professional fees	10,883	10,406
Office expense	2,892	1,430
Other expenses	2,263	6,060
	30,403	27,156
OPERATING INCOME	4,622	51,344
OTHER INCOME:		
Interest income	27	18
Sale of securities	500	-
TOTAL OTHER INCOME	527	18
NET INCOME	$ 5,149	$ 51,362

See Notes to Financial Statements

- 3 -

MEDVEST CAPITAL

STATEMENTS OF CHANGES IN OWNERS' EQUITY

Years Ended December 31, 2006 and 2005

	Total Owners' Equity
Balance December 31, 2004	10,389
Capital contribution	400
Capital distributions	(41,500)
Net income	51,362
Balance December 31, 2005	20,651
Capital contribution	1,500
Capital distributions	(14,600)
Net income	5,149
Balance December 31, 2006	$ 12,700

MEDVEST CAPITAL

STATEMENTS OF CASH FLOWS

Years Ended December 31, 2006 and 2005

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 5,149	$ 51,362
Adjustments to reconcile net income to net cash flows from operating activities:		
Depreciation and amortization	437	75
Unreimbursed expenses contributed by owner	-	400
Decrease (increase) in operating assets:		
Receivables	(1,500)	-
Prepaid expenses	(200)	(611)
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses	100	(284)
NET CASH FLOWS FROM OPERATING ACTIVITIES	3,986	50,942
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of equipment	-	(1,310)
NET CASH FLOWS FROM INVESTING ACTIVITIES	-	(1,310)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital distributions	(14,600)	(41,500)
Capital contributions	1,500	-
NET CASH FLOWS FROM FINANCING ACTIVITIES	(13,100)	(41,500)
NET INCREASE (DECREASE) IN CASH	(9,114)	8,132
CASH, BEGINNING OF YEAR	17,349	9,217
CASH, END OF YEAR	$ 8,235	$ 17,349

See Notes to Financial Statements

(1) **Nature of business and significant accounting policies**

Nature of business - MedVest Capital (the Company), a general partnership, provides investment banking and advisory services to corporate clients regarding strategic financial and general business matters. The Company derives most of its revenues from commissions earned on a limited number of investment banking transactions closed each year.

A summary of the Company's significant accounting policies follows:

Cash and cash equivalents - For purposes of reporting the statement of cash flows, the Company includes all cash accounts and all highly liquid investments purchased with a maturity of three months or less, other than securities held for sale in the normal course of business, as cash and cash equivalents on the accompanying statements of financial condition.

Accounts receivables - Accounts receivables are customer obligations due under normal trade terms requiring payment within 30 days of the invoice date. Unpaid accounts receivable which are past due are not charged a monthly service fee.

Accounts receivable are stated at the amount billed to the customer. Customer account balances with invoices dated over 90 days old are considered delinquent.

Payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the oldest invoices on the customer's account.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the accounts that will not be collected. Management reviews all accounts receivable balances and determines the appropriate course of action on a delinquent account.

Revenue recognition – The Company earns revenue through retainer fees, consulting services and success fees.

> **Retainer fees:** new clients are assessed non-refundable retainer fees which range from single payments to monthly payments for the periods during which contracts remain in effect. Such periods vary in length. Retainer fees are considered earned when billed.

> **Consulting services:** the Company bills and recognizes revenues for consulting services periodically as services are performed under the terms of its agreement with the client.

> **Success fees:** success fees are owed to the Company on completion of an M&A transaction or similar transaction. The fee is stipulated in the contract. Success fees are recognized when the transaction is closed.

MEDVEST CAPITAL

NOTES TO FINANCIAL STATEMENTS

(1) **Nature of business and significant accounting policies** (continued)

A summary of the Company's significant accounting policies follows: (continued)

Depreciation and amortization – Depreciation and amortization are computed by the straight-line method over the following estimated useful lives:

Assets	Useful Lives
Equipment and software	3 – 5 years

Income taxes – The Company, with the consent of its partners, has elected to be taxed under sections of the federal and state income tax laws which provide that, in lieu of corporation income taxes, the partners separately account for the Company items of income, deductions, losses, and credits. Therefore, these statements do not include any provision for corporate income taxes.

Concentration of credit risk - As a broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of corporate and individual investors. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities, options and commodities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes which may impair the customer's ability to satisfy their obligations to the Company.

Use of estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) **Property and equipment**

	December 31,			
	2006		2005	
Cost				
Equipment and software	$	1,310	$	1,310
Less accumulated depreciation		511		75
Net equipment and software	$	799	$	1,235

The aggregate depreciation charged to operations was $437 and $75 for the years ended December 31, 2006 and 2005, respectively.

MEDVEST CAPITAL

NOTES TO FINANCIAL STATEMENTS

(3)   Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, restrictions may be imposed to prohibit equity withdrawals or cash dividends if the resulting net capital ratio would exceed 10 to 1. At December 31, 2006, the Company had net capital as defined by Rule 15c3-1 of $7,909 which exceeds its required net capital of $5,000 by $2,909. The Company's ratio of aggregate indebtedness to net capital was .04 to 1 at December 31, 2006.

(4)   Exemption

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission. Therefore, the Company is not required to make the periodic computation of reserve requirements for the exclusive benefit of customers.

(5)   Related party transactions

The Company leases office space from its owners on a month to month lease. The rent is $500 per month and total rent expense was $6,000 for years ended December 31, 2006 and 2005 respectively.

The Company sold warrants to its owner for $500.

(6)   Cash flow disclosures

The following is a summary of supplemental cash flow information:

| | Year Ended December 31, | |
	2006	2005
NON-CASH INVESTING AND FINANCING ACTIVITIES		
Capital contribution	$ -	$ 400
Interest earned	$ 27	$ 16

ADDITIONAL INFORMATION



Mayer Hoffman McCann P.C.

An Independent CPA Firm

1700 Campbell Mithun Tower
222 South Ninth Street
Minneapolis, MN 55402
phone: 612-339-7811
fax: 612-339-9845
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors

MEDVEST CAPITAL

We have audited the financial statements of MedVest Capital for the year ended December 31, 2006, and have issued our report thereon dated February 19, 2007. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by auditing standards generally accepted in the United States of America. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a) (11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; or in complying with the requirements for prompt payment for securities of Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of MedVest Capital taken as a whole. However, as discussed below, we identified certain deficiencies in internal control over financial reporting that we consider to be significant deficiencies.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects MedVest Capital's ability to initiate, authorize, record, process, or report financial data reliably, in accordance with generally accepted accounting principles, such that there is more than a remote likelihood that a misstatement of the Company's financial statements that is more than inconsequential will not be prevented or detected by the Company's internal control. We consider the following deficiencies to be a significant deficiency in internal control over financial reporting.

The Company's personnel consist of a single owner/employee and as a result its system of internal control lacks segregation of duties. In addition this employee has only a moderate level of knowledge relating to financial reporting and disclosure requirements. The Company relies on its external auditors to assist in the preparation of the drafting of certain of its financial disclosures. Under the provisions of American Institute of Certified Accountants Statement of Auditing Standards No. 112 the lack of segregation of duties and of the skills and knowledge necessary to apply generally accepted accounting principles in preparing financial statements are defined as areas of significant weakness in internal control.

Our study and evaluation disclosed no facts that came to our attention to cause us to believe that the Company was not in compliance with the exemptive provisions of Rule 15c3-3.

To the Board of Directors
MedVest Capital
Page Three

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of members, and should not be used for any other purpose.

Mya Hoffman McCann P.C.

Minneapolis, Minnesota
February 19, 2007



Mayer Hoffman McCann P.C.

An Independent CPA Firm

1700 Campbell Mithun Tower
222 South Ninth Street
Minneapolis, MN 55402
phone: 612-339-7811
fax: 612-339-9845
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT ON ADDITIONAL INFORMATION

To the Board of Directors

MEDVEST CAPITAL

We have audited the financial statements of MedVest Capital as of December 31, 2006. Our audit was made for the purpose of forming an opinion on the basic financial statements.

The information contained in Schedules I, II, III, and IV are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements.

Mayer Hoffman McCann P.C.

Minneapolis, Minnesota
February 19, 2007

MEDVEST CAPITAL
COMPUTATIONS RELATED TO NET CAPITAL UNDER RULE 15c 3-1
OF THE SECURITIES AND EXCHANGE ACT OF 1934
December 31, 2006
COMPUTATION OF NET CAPITAL

<u>Schedule I</u>

1. Total ownership equity from Statement of Financial Condition			$ 12,700
2. Deduct: ownership equity not allowable for net capital			
3. Total ownership equity qualified for net capital			12,700
4. Add:			
a.	Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
b.	Other (deductions) or allowable credits Deferred taxes on non allowable assets		
5. Total capital and allowable subordinated liabilities			12,700
6. Deduction and/or charges:			
a.	Total non-allowable assets included in Statement of Financial Condition:	$ 4,791	
b.	Secured demand note deficiency	-	
c.	Commodity futures contracts and spot commodities-proprietary capital charges	-	
d.	Other deductions and/or charges contingent liability	-	4,791
7. Other additions and/or allowable credits: Deferred taxes on unrealized appreciation of investment securities			0
8. Net capital before haircuts on securities positions			7,909
9. Haircuts on securities:			
a.	Contractual securities commitments		
b.	Subordinated securities borrowings		
c.	Trading and investment securities:		
	i. Exempted securities		
	ii. Debt securities		
	iii. Options		
	iv. Other securities		0
d.	Undue concentration (illiquid investment securities)		
e.	Other		
10. Net capital			$ 7,909

MEDVEST CAPITAL
COMPUTATIONS RELATED TO NET CAPITAL UNDER RULE 15c 3-1
OF THE SECURITIES AND EXCHANGE ACT OF 1934
December 31, 2006
COMPUTATION OF BASIC CAPITAL REQUIREMENTS
AND AGGREGATE INDEBTEDNESS

Schedule II

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

11. Minimum net capital required (6-2/3% of line 19)	$	22
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries	$	5,000
13. Net capital requirement (greater of line 11 or 12)	$	5,000
14. Excess net capital (line 10 less 13)	$	2,909
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$	7,876

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities included in Statement of Financial Condition	$	326
17. Add:		
a. Drafts for immediate credit		
b. Market value of securities borrowed for which no equivalent value is paid or credited		
c. Other unrecorded amounts contingent liability		0
19. Total aggregate indebtedness	$	326
20. Ratio of aggregate indebtedness to capital (line 19 divided by line 10)		0.04

MEDVEST CAPITAL
RECONCILIATION WITH COMPANY'S COMPUTATIONS RELATED
TO NET CAPITAL UNDER RULE 15c 3-3 OF THE
SECURITIES EXHANGE ACT OF 1934
(Included in Part IIA of Form X-17A-5 as of December 31, 2006)


Schedule III


RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL

Net capital as reported in Part I of Form X-17A-5	$	7,909
Net audit adjustments None		-
Net capital as reported on line 10 of Schedule I	**$**	**7,909**

RECONCILIATION WITH COMPANY'S COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness as reported in Part IIA of Form X-17A-5	$	326
Net audit adjustments None		-
Total aggregate indebtedness as reported on line 19 of Schedule II	**$**	**326**

<u>Schedule IV</u>

As more fully described in Note 4 of the notes to financial statements, the Company does not hold funds or securities of customers. Accordingly, the Company is exempt from the requirements for possession and control and to maintain a "Special Reserve Account for the Exclusive Benefit of Customers' under provisions of SEC Rule 15c-3.

